Filed Pursuant to Rule 424(b)(3)

File No. 333-110717

PROSPECTUS

2,466,797 Shares

SteelCloud, Inc.

Common Stock

     We are registering our common stock for resale by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders, however, we may receive up to $3,211,401.19 if all of the common stock purchase warrants are exercised for cash. Our common stock is listed on the Nasdaq SmallCap Market under the symbol “SCLD.” The closing sale price of our common stock, as reported on the Nasdaq SmallCap Market on December 18, 2003, was $4.199 per share.

     The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.

      Investing in our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 23, 2003.

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THE COMPANY

     We design, develop and manufacture custom computer servers and network security appliances. Our custom computer servers are designed to meet the precise needs of volume customers to reduce the customer’s investments in logistics, integration capacity and support. Our network security appliances are developed in collaboration with some of the world’s premiere software companies. We also develop proprietary software to optimize the performance of our security appliances. Our SteelCloud branded or co-branded appliances are specially designed and optimized to deliver a dedicated network service such as antivirus gateway protection, intrusion detection and secure content management.

     We are focusing our efforts on the network security marketplace and on the creation of additional SteelCloud intellectual property. We are working toward the creation of our own new family of hardened (highly secured) appliances to be delivered as co-branded appliances with our software partners. Our primary business is to develop and manufacture products on an OEM (“Original Equipment Manufacturer”) basis for strategic software, technology, and managed services partners that develop, implement and support Internet security and infrastructure solutions. With our strategic partners, we create and uniquely brand ready-to-use turnkey network server appliance solutions combining both hardware and software. We integrate our own, our partner’s, or other third-party software, into a custom designed server platform. We manufacture the resulting product either under a co-branded name or our partner’s brand name allowing the partner to deliver a complete turnkey solution. Our customers are our OEM partners rather than the end-user. The partner sells and distributes the OEM products developed by us. In addition to delivering computer products to the OEM market, we develop specialized servers and infrastructure products for large commercial and government integrators, and certain governmental agencies.

     We enhance our product development and manufacturing capability by providing custom supply chain and logistics support services to our partners. Our consulting services organization provides clients with a seamless extension of their own IT organizations. Expert technical services include network analysis, security, design, troubleshooting and implementation. We provide Information Technology (IT) support services to the public sector as well as commercial customers. We are also a value-added reseller for the software products of our strategic partners and certain other software providers.

     We are based in Dulles, Virginia and were founded in 1987. We were incorporated as Dunn Computer Corporation in Virginia on February 26, 1998 in connection with the reorganization of Dunn Computer Corporation, a Delaware corporation, which was incorporated on April 22, 1997. Our operating subsidiary, Dunn Computer Operating Company, was incorporated in Virginia in July 1987. Our other subsidiaries are International Data Products (IDP), acquired May 1998, STMS, Inc (STMS), acquired September 1997, and Puerto Rico Industrial Manufacturing Operations Acquisition Corporation (PRIMO), incorporated in Puerto Rico in May 1998. In October 2002, we determined to discontinue PRIMO and thereby executed a plan to dispose of operations at that facility in fiscal 2003. Accordingly, the operation has been classified as “discontinued” in the financials statements for all years presented. In August 2003, we sold the physical assets of the PRIMO business for approximately $30,000. In addition, we contracted with a local Puerto Rican firm to provide its warranty and support obligations for the duration of their contracts. We commenced an initial public offering of 2,500,000 shares of common stock on April 22, 1997. The listing of our shares of common stock was moved from the Nasdaq National Market to the Nasdaq Small Cap Market on June 30, 2003.

Recent Developments

     In June 2003, we entered into an agreement with Computer Associates International, Inc. to deliver a family of hardened, ready-to-deploy enterprise-class security appliance for intrusion detection and antivirus gateway protection based on Computer Associates’ eTrust technology. Computer Associates is one of the largest software companies in the world and delivers software and services that enable organizations to manage their IT environments. In August 2003 we expanded our agreement with Computer Associates to include the marketing of our security appliances in Europe, Asia Pacific, Africa and the Middle East.

     In July 2003, we were selected by Lockheed Martin to supply specialized servers to the Automated Package Processing System (APPS) program that will upgrade the existing parcel processing capability of the U.S. Postal Service. The servers will be installed in more than 74 postal service locations. Our contract has an initial estimated value of more than $2.8 million with contract options for an additional $3.2 million. Initial delivery orders for more than 100 systems have been shipped by us and production shipments are expected to begin in the fall of 2003. Two of Lockheed Martin’s subcontractors on the APPS program have also ordered approximately $250,000 in systems from us and have indicated plans to order additional systems.

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     In July 2003, we signed an OEM agreement with Microsoft Corporation under which our new line of branded security appliances developed around our proprietary SC2 software will utilize a special embedded version of Microsoft’s Windows server. Our contract with Microsoft protects our intellectual property interest in the SC2 software. The new security appliances using the Windows platform server were demonstrated in Las Vegas, Nevada in July 2003 at an event hosted by our partner Computer Associates.

     In August 2003, we signed agreements with three leading channel partner organizations to resell our new line of network security appliances. The channel partners are Technisource, the systems and solutions division of Modcomp, Inc., which in turn is a subsidiary of CSP Inc.; Track Computer Center; and ADI Computer Systems. Each channel partner will market, sell, deliver and install our hardened security appliances that have been optimized for Computer Associates’ eTrust technology.

     In September 2003, we entered into an agreement to sell our hardened security appliances to reseller customers in North America through Arrow Electronics, Inc. Our ready-to-deploy appliances are based on Computer Associates International’s (CA) globally acclaimed eTrust family of security solutions and our proprietary Secure Console (SC(2)) software. Arrow Electronics is one of the world’s largest electronic distributors with approximately $7.4 billion in worldwide sales. We anticipate that Arrow will provide our US Channel Partners with an efficient and effective means to purchase our security appliances. Additionally, we anticipate that Arrow’s supply-chain services will provide our reseller organizations in North America with all the tools they need to market our security appliances, from online ordering and reporting to financial services to product launch support.

     Our principal executive offices are located at 1306 Squire Court, Dulles, Virginia 20166. Our main telephone number is (703) 450-0400. Inquiries may also be sent to us at info@steelcloud.com for sales and general information or ir@steelcloud.com for investor relations information. We maintain a website at www.steelcloud.com. Information contained on our website does not constitute part of this prospectus.

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RISK FACTORS

      An investment in our shares as offered in this prospectus involves a high degree of risk. The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will periodically update and supersede this information. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this prospectus as well as any other documents incorporated by reference into this prospectus. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in this section, as well as those discussed elsewhere in this prospectus and in other documents incorporated by reference into this prospectus.

Risks Related to our Business

We may not be able to compete successfully against current and future competitors.

     The market for our products and services is highly competitive. Many of our competitors offer broader product lines and have substantially greater financial, technical, marketing and other resources than us, which could seriously harm our net sales and results of operation. Additionally, our competitors may receive beneficial prices from purchasing component parts in large quantities and may be party to product and process technology license arrangement that are more favorable in terms of pricing and availability than our arrangements. As a result, we may have difficulty increasing our market share.

Rapid change in technology may cause a portion of our inventory to become obsolete.

     The computer products market is characterized by rapid technological change and the frequent introduction of new products and enhancements. While we strive to maintain a just-in-time inventory systems, there are certain computer products held in our inventory can become obsolete at any given time, which could materially adversely affect our financial condition and results of operation.

     In particular, the server appliance market is characterized by rapid technological change, frequent new product introductions and enhancements, potentially short product life cycles, changes in customer demands and evolving industry standards. Our products could be rendered obsolete if products based on new technologies are introduced or new industry standards emerge. New products and product enhancements can require long development and testing periods, which require us to retain, and may require us to hire additional, technically competent personnel. Significant delays in new product releases or significant problems in installing or implementing new products could seriously damage our business. We may experience delays in the scheduled introduction of new and enhanced products. Our future success depends upon our ability to utilize our creative packaging and hardware and software integration skills to combine industry-standard hardware and software to produce low-cost, high-performance products that satisfy our strategic partners' requirements and achieve market acceptance. We cannot be certain that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner.

If server appliances are not increasingly adopted as a solution to meet companies’ computer application needs, the market for our products may not grow and the market price of our common stock could decline as a result of lower revenues or reduced investor expectations.

     We depend on the growing use of server appliances to meet businesses’ computer application needs. The market for server appliance products has only recently begun to develop and it is evolving rapidly. Because this market is new, we cannot predict its potential size or future growth rate with a high degree of certainty. Our revenues may not grow and the market price of our common stock could decline if the server appliance market does not grow rapidly.

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     We believe that our expectations for the growth of the server appliance market may not be fulfilled if customers continue to use general-purpose servers. The role of our products could, for example, be limited if general-purpose servers become better at performing functions currently being performed by server appliances or are offered at a lower cost. This could force us to further lower the prices of our products or result in fewer sales of our products.

If we are unable to attract, assimilate and retain technical personnel, our business could be seriously harmed.

     Our future success is largely dependent upon our ability to identify, attract, hire, train, retain and motivate highly skilled technical personnel. Competition in this market is intense, and we cannot be certain that we will be able to attract, assimilate or retain sufficiently qualified personnel. Our inability to do so could have a material adverse effect on our business, results of operations and financial condition.

The loss of the services of Thomas P. Dunne could seriously harm our business.

     Our future success depends, to a significant extent, on the continued services of our senior management and our ability to retain and motivate our other key employees. Specifically the loss of the services of Mr. Dunne would have a material adverse effect on our business, results of operations and financial condition. We do not currently maintain key-man life insurance on any of our senior management or other key employees.

We are dependent on significant customers and the government market.

     Through July 31, 2003, we had generated approximately $7.4 million or 31% of our total net revenues from contracts and awards with Lockheed Martin and General Services Administration for the nine-month period then ended. Future revenues and results of operations could be adversely affected should these customers reduce their purchases, eliminate product lines or choose not to continue to buy products and services from us. Given the nature of the products manufactured by us as well as the delivery schedules established by our partners, revenue and accounts receivable concentration by any single customer will fluctuate from quarter to quarter. We anticipate that concentration levels will decrease as our customer base and new product offerings expand in future periods.

     If we are unable to continue to participate in government contract programs or if government contracting policies are changed, our business and results of operations could be harmed. Additionally, most government contracts are subject to modification or termination in the event of changes in funding and our contractual costs and revenues are subject to adjustment as a result of governmental audits. A significant amount of our revenues are derived from sales made through major procurement programs awarded by the government, which include contracts with General Services Administration, Department of Defense and the Administration Office of the U.S. Courts. If we are unable to renew or replace those contracts our results of operations could be materially adversely affected.

Any acquisition that we undertake could be difficult to integrate, disrupt our business and dilute security holder value.

     We have in the past acquired or invested in complementary businesses, technologies, services and products. We do not currently have any acquisitions identified, however, should the opportunity for an acquisition present itself in the future, we will make every effort to handle such acquisitions and investments in an efficient manner. However, they could disrupt our ongoing business, distract our management and employees and increase our expenses. For example, if we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, technology and software, and the target company’s key personnel may decide not to work for us. Additionally, we may decide to pay for future acquisitions, if any, by issuing shares of common stock or debt or equity securities convertible into shares of common stock. This would result in dilution of your investment.

Our chief executive officer controls a significant portion of our common stock. Therefore, you may have no effective voice in our management.

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     Our Chief Executive Officer, Mr. Dunne, beneficially owns approximately 13.6% of our common stock. Accordingly, our Chief Executive Officer will be able to exercise significant influence over all matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions. If you purchase shares of our common stock, you may have no effective voice in our management.

Risks Related to our Common Stock

Fluctuations in our quarterly operating results may cause the market price of our common stock to fluctuate.

     Our operating results have in the past fluctuated from quarter to quarter and we expect this trend to continue in the future. As a result, the market price of our common stock could be volatile. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation. If we were to be sued in a securities class action, it could result in substantial costs and a diversion of management’s attention and resources which could adversely effect our results of operations.

Our stock may be subject to substantial price and volume fluctuations due to a number of factors, many of which will be beyond our control that may prevent our stockholders from reselling our common stock at a profit.

     The securities markets have experienced significant price and volume fluctuations in the past and the market prices of the securities of technology companies have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response the market price of our common stock could decrease significantly. Investors may be unable to resell their shares of our common stock for a profit. The decline in the market price of our common stock and market conditions generally could adversely affect our ability to raise additional capital, to complete future acquisitions of or investments in other businesses and to attract and retain qualified technical and sales and marketing personnel.

If our common stock is delisted from the Nasdaq Small Cap Market System, the market price of our common stock could decrease significantly.

     The listing of our shares of common stock was moved from the Nasdaq National Market to the Nasdaq Small Cap Market on June 30, 2003. If we are unable to satisfy the Nasdaq Small Cap Market’s continued listing criteria in the future, our common stock may be delisted from the Nasdaq Small Cap Market. If this occurs, trading, if any, in our common stock would thereafter be conducted in the over-the-counter market on the “pink sheets” or the OTC Bulletin Board. If our common stock were delisted from Nasdaq, an investor would find it more difficult to dispose of, or to obtain quotations as to the price of our common stock. Additionally, if our common stock is delisted from the Nasdaq Small Cap Market the market price of our common stock could decrease significantly.

We may issue additional shares and dilute your ownership percentage.

     Some events over which you have no control could result in the issuance of additional shares of our common stock, which would dilute your ownership percentage in us. We intend to issue additional shares of our common stock pursuant to this prospectus. In addition, we may issue additional shares of common stock or preferred stock to raise additional capital or finance acquisitions, or upon the exercise or conversion of outstanding options and warrants. As of December 18, 2003, there were outstanding warrants to acquire an aggregate of 654,297 shares of our common stock at exercise prices ranging between $4.00 to $5.8125.

Future sales of our common stock in the public market may adversely affect our stock price.

     Future sales of substantial amounts of our common stock in the public market, including the shares covered by this prospectus, or the perception that such sales could occur, could adversely affect the market price of our common stock. As of December 18, 2003, we had shares of our common stock outstanding, plus 2,409,004 shares of common stock reserved for issuance upon the exercise of outstanding options and warrants, of which options and warrants to acquire 654,297 shares of common stock are currently exercisable.

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USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders. An aggregate of 579,297 shares of common stock offered by this prospectus are issuable only upon the exercise of stock purchase warrants by the selling stockholders. Upon exercise of the stock purchase warrants we could receive cash proceeds of up to $3,211,401.19. There can be no assurance any of these warrants will be exercised by the selling stockholders, that any of the underlying shares of common stock will be sold hereunder or that we will receive any proceeds from the stock purchase warrants.

ISSUANCE OF SECURITIES TO SELLING STOCKHOLDERS

      We entered into various purchase agreements, each dated as of October 24, 2003, with certain of the selling stockholders named in the table of selling stockholders under the heading “Private Placement Participants.” These selling stockholders paid us an aggregate of $7,550,000 in gross proceeds in consideration for 1,887,500 shares of our common stock at a price of $4.00 per share. Each investor also received a warrant to purchase 25% of the number of shares of common stock purchased at an exercise price of $5.8125 per share. Additionally, Brean Murray & Co., Inc. and Ferris, Baker Watts Incorporated, who acted as co-placement agents for the foregoing stock purchases, each received as part of its placement fee, a warrant to purchase 42,969 shares of common stock at an exercise price of $4.00 and a warrant to purchase 10,742 shares of common stock at an exercise price of $5.8125 per share. The warrants are exercisable until October 24, 2008, and collectively represent the right to purchase 579,297 shares of common stock. Brean Murray & Co., Inc. and Ferris, Baker Watts Incorporated and each of the selling stockholders that purchased shares and warrants all represented that they had acquired the securities for investment purposes only and with no present intention of distributing those securities, except in compliance with all applicable securities laws. In addition, each of the selling stockholders represented that it qualified as an “accredited investor” as that term is defined in Rule 501 under the Securities Act of 1933.

      We also agreed to file within 30 days after October 24, 2003, a registration statement, of which this prospectus is a part, to register the resale by the selling stockholders of the shares purchased and the shares that may be purchased under the warrants. We also agreed to use our best efforts to have the registration statement declared effective as soon as possible and in any event within 90 days after October 24, 2003. Once the registration statement is effective, we have agreed to use our best efforts to keep it effective until the earlier date when all of the shares covered by this prospectus have been sold or may be sold without volume restrictions in accordance with Rule 144(k) under the Securities Act. If we do not comply with our registration obligations, we have agreed to pay to each selling stockholder liquidated damages of up to 1.5% of its investment amount per month (pro-rated on a daily basis for partial months) that we are out of compliance with our registration obligations.

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SELLING STOCKHOLDERS

      We are registering for resale certain shares of our common stock.

      The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors.

      Except as provided below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

      Each of the selling stockholders that is affiliated with a registered broker-dealer purchased the shares offered by this prospectus in the ordinary course of business and, at the time of purchase of those shares, did not have any plans to dispose of those shares.

Private Placement Participants

      The following table sets forth certain information as of November 24, 2003 with respect to certain stockholders who purchased securities through purchase agreements dated as of October 24, 2003. This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.

		Common
		Stock	Total
		Underlying	Common	Maximum	Shares of
		Common	Beneficially	Shares	Common
	Common	Stock	Owned Before	Offered	Stock Owned
Selling Stockholder	Stock	Warrants(1)	Offering	Hereby	After Offering

Name	Number	Number	Number	Number	Number	%

Bonanza Master Fund Ltd.(2)	250,000	62,500	312,500	312,500	0	0
033 Growth Partners I, L.P.(3)	143,620	35,905	179,525	179,525	0	0
033 Growth Partners II, L.P.(3)	39,740	9,935	49,675	49,675	0	0
Oyster Pond Partners, L.P.(3)	18,920	4,730	23,650	23,650	0	0
033 Growth International Fund, Ltd.(3)	60,220	15,055	75,275	75,275	0	0
BayStar Capital II, L.P.(4)	375,000	93,750	468,750	468,750	0	0
Straus Partners L.P.(5)	250,000	62,500	312,500	312,500	0	0
Straus-GEPT Partners L.P.(5)	150,000	37,500	187,500	187,500	0	0
Vertical Ventures LLC(6)	162,500	40,625	203,125	203,125	0	0
Kingsbridge Capital(7)	62,500	15,625	78,125	78,125	0	0
JM Hull Associates, LLP(8)	50,000	12,500	62,500	62,500	0	0
Haff Partners LP(9)	125,000	31,250	156,250	156,250	0	0
John P. Rosenthal(9)(10)	62,500	15,625	234,375	78,125	0	0
Harvey Gelfenbein	50,000	12,500	62,500	62,500	0	0
Irwin Silverberg	50,000	12,500	62,500	62,500	0	0
Melvin Morse DBA Melanie Capital(11)	25,000	6,250	31,250	31,250	0	0
Suzanne Chase	12,500	3,125	15,625	15,625	0	0
Brean Murray & Co., Inc.(12)	-0-	53,711	53,711	53,711	0	0
Ferris, Baker Watts, Incorporated(13)	-0-	53,711	53,711	53,711	0	0

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(1)	Warrants acquired as of October 24, 2003 in connection with purchases of common stock by the selling stockholders. The warrants have an exercise price of $5.8125 and are exercisable beginning October 24, 2003 and until October 24, 2008. The shares of common stock issuable upon exercise of the warrants are considered beneficially owned by the warrant holders, as the warrants are immediately exercisable.
(2)	Mr. Bernay Box, President of Bernay Box & Co., the General Partner of Bonanza Master Fund, Ltd., has voting and investment powers over such securities.
(3)	Mr. Lawrence C. Longo, Jr. holds voting power over the shares held by 033 Growth Partners I, L.P., 033 Growth Partners II, L.P. and Oyster Pond Partners, L.P. Mr. Roderick M. Forrest and Mr. Frasier Ross share voting power of the shares held by 033 Growth International Fund, LTD. Mr. Michael T. Vigo holds investment power over the shares held by 033 Growth International Fund, LTD, 033 Growth Partners I, L.P., 033 Growth Partners II, L.P. and Oyster Pond Partners, L.P.
(4)	Mr. Steve Derby, the managing member of Baystar Capital II, L.P. has voting and investment powers over the shares held by Baystar Capital II, L.P.
(5)	Mr. Melville Straus has voting and investment powers over the shares held by Straus Partners L.P. and Straus-GEPT Partners L.P.
(6)	Mr. Joshua Silverman, the managing member of Vertical Ventures LLC has voting and investment powers over the shares held by Vertical Ventures LLC.
(7)	Mr. Val O’Donoghue, the Director of Kingsbridge Capital has voting and investment powers over the shares held by Kingsbridge Capital.
(8)	Mr. James Mitchell Hull, the General Partner of JM Hull Associates, LP has voting and investment powers over the shares held by JM Hull Associates, LP.
(9)	Artemis Capital Corp. has voting and investment powers over the shares held by Haff Partners LP. Mr. John P. Rosenthal and Mr. Andrew Wiener are the control persons of Artemis Capital Corp.
(10)	Includes 125,000 shares and 31,250 shares issuable upon the exercise of warrants held by Haff Partners LP.
(11)	Mr. Melvin Morse has voting and investment powers over the shares held by Melvin Morse DBA Melanie Capital.
(12)	Brean, Murray & Co., Inc. is a registered broker-dealer and NASD member, and acted as co-placement agent in connection with the sale of our common stock and warrants in October 2003. William J. McCluskey, executive vice president of Brean, Murray & Co., Inc.has voting and investment power with respect to shares held by Brean, Murray & Co., Inc.
(13)	Ferris, Baker Watts, Incorporated is a registered broker-dealer and NASD member, and acted as co-placement agent in connection with the sale of our common stock and warrants in October 2003. Ted Urban, Ferris, Baker Watts, Incorporated’s General Counsel has voting and investment power with respect to shares held by Ferris, Baker Watts, Incorporated.

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PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the date of this prospectus;
•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

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LEGAL MATTERS

     Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, New York, New York, will pass upon the validity of the shares of common stock for us in connection with this offering. Jay M. Kaplowitz, who has been a Class I Director of SteelCloud since September 2000 and owns options to purchase 45,000 shares of our common stock, is a partner of the law firm.

EXPERTS

      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K as of and for the year ended October 31, 2002 have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of said firms as experts in auditing and accounting and on the report of Ernst & Young LLP for the year ended October 31, 2001, independent accountants, given on the authority of said firms as experts in auditing and accounting.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “the Company believes,” “the Company intends,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

      Because the factors discussed in this prospectus or incorporated herein by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

WHERE YOU CAN GET MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at “http://www.sec.gov.”

      The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

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•	Annual Report on Form 10-K/A for the year ended October 31, 2002 filed with the SEC on May 7, 2003;
•	Annual Report on Form 10-K for the year ended October 31, 2002 filed with the SEC on January 29, 2003;
•	Quarterly Report on Form 10-Q for the quarter ended January 31, 2003, Form 10-Q for the quarter ended April 30, 2003 and Form 10-Q for the quarter ended July 31, 2003;
•	Current Reports on Form 8-K filed with the SEC on January 23, 2003, March 13, 2003, June 11, 2003, September 11, 2003, October 28, 2003 and October 29, 2003; and
•	The description of our common stock set forth in our registration statement on Post-effective amendment
no. 1 to Form S-1 (registration number 333-36022) filed with the SEC on October 9, 2003, and any subsequent amendment or report filed for the purpose of updating this description.

      We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement.

      All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

SteelCloud, Inc.
1306 Squire Court
Sterling, Virginia 20166
Attn: Kevin Murphy
(703) 450-0400

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain or incorporate by reference all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC web site or at the SEC office referred to above. Any statement made or incorporated by reference in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

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     We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.

2,466,797 Shares

SteelCloud, Inc.

Common Stock

December 23, 2003